    As Filed with the Securities and Exchange Commission on August 26, 2002

================================================================================
                                SCHEDULE 13E-3
                                (RULE 13E-100)

          TRANSACTION STATEMENT UNDER SECTION 13(E) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       RULE 13E-3 TRANSACTION STATEMENT
          UNDER SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 2)


            First Union Real Estate Equity and Mortgage Investments
                             (Name of the Issuer)
            First Union Real Estate Equity and Mortgage Investments
                               Gotham Golf Corp.
                          Gotham Golf Partners, L.P.
                         Florida Golf Properties, Inc.
                             Gotham Partners, L.P.
                           Gotham Partners III, L.P.
                           Section H Partners, L.P.
                             Karenina Corporation
                                   DPB Corp.
                          Gotham Holdings II, L.L.C.
                     Gotham International Advisors, L.L.C.

                               William A. Ackman


                                Talton R. Embry

                      (Name of Persons Filing Statement)

           Shares of Beneficial Interest, Par Value $1.00 Per Share
                                      and
   Series A Cumulative Convertible Redeemable Preferred Shares of Beneficial
                     Interest, Par Value $25.00 Per Share
                        (Title of Class of Securities)

                            337400105 and 337400303
                     (CUSIP Number of Class of Securities)


   F. Ronald O'Keefe, Esq.           Steven S. Snider, Esq.           Adam O. Emmerich, Esq.
   Hahn Loeser & Parks LLP             Hale and Dorr LLP           Wachtell, Lipton, Rosen & Katz
        3300 BP Tower             The Willard Office Building           51 West 52nd Street
      200 Public Square           1445 Pennsylvania Avenue, NW     New York, New York 10019-6150
    Cleveland, Ohio 44114         Washington, D.C. 20004-1008          Phone: (212) 403-1000
    Phone: (216) 621-0150            Phone: (202) 942-8494              Fax: (212) 403-2000
     Fax: (216) 241-2824              Fax: (202) 942-8484


     (Name, Address and Telephone Numbers of Persons Authorized to Receive
       Notices and Communications on Behalf of Persons Filing Statement) This statement is filed in connection with (check the appropriate box):

   a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

   b. [X] The filing of a registration statement under the Securities Act of 1933.

   c. [_] A tender offer.

   d. [_] None of the above.

================================================================================

   Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

   Check the following box if the filing is a final amendment reporting the results of the transaction: [_]

                           CALCULATION OF FILING FEE

================================================================================

                 Transaction valuation*                Amount of filing fee
    -------------------------------------------------  --------------------
    Based on transaction value of $81,793,893.20,
     representing the aggregate cash and securities
     and other property to be received by the Issuer
     as consideration for the transaction.............        $0.00

================================================================================
   * Pursuant to Exchange Act Rule 0-11(a)(2), the required fee is reduced in an amount equal to the fee paid to the Securities and Exchange Commission with respect to the Form S-4 filed in conjunction with this transaction.

   [X] Check the box if any part of the fee is offset as provided by (S) 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $13,505.97
Form or Registration No.: FORM S-4
Filing Party: GOTHAM GOLF CORP.
Date Filed: May 13, 2002

   This Rule 13e-3 Transaction Statement (this "Statement") is being filed in connection with the mergers (the "Merger") of (1) First Union Real Estate Equity and Mortgage Investments (the "Company") with and into Gotham Golf Corp. ("Gotham Golf Corp") and (2) GGC Merger Sub, Inc. ("Sub") with and into First Union Management, Inc., a wholly owned subsidiary of that certain Ohio Trust, dated as of October 1, 1996 by Adolph Posnick, trustee (the "FUMI Share Trust"), in each case, pursuant to an Agreement and Plan of Merger and Contribution, dated February 13, 2002 (the "Merger Agreement").



   Concurrently with the filing of this Statement, the Company has filed its Preliminary Proxy Statement as part of the Registration Statement on Form S-4 (the "Form S-4") of Gotham Golf Corp and Southwest Shopping Centers Co. II, LLC, an indirect, wholly-owned subsidiary of the Company ("Southwest Shopping Centers"), relating to the (i) solicitation of proxies for the special meeting of the holders of the Company's Shares of Beneficial Interest, par value $1.00 per share (the "Common Shares"), at which holders of the Common Shares will be asked to approve the Merger and (ii) registration of certain Gotham Golf Corp and Southwest Shopping Centers securities to be issued in connection with the Merger.


Item 1.  Summary Term Sheet

   Item 1001 of Regulation M-A.

   Not applicable. The Form S-4 meets the requirements of Securities Act Rule 421(d).

Item 2.  Subject Company Information

   Item 1002 of Regulation M-A.

   (a) The Company is the subject company for purposes of this Statement. The information contained in the section entitled "THE PARTIES--First Union Real Estate Equity and Mortgage Investments" in the Form S-4 is incorporated herein by this reference. The telephone number of the Company's principal executive office is (212) 949-1373.

   (b) The information contained in the sections entitled "THE SPECIAL MEETING--The Record Date" and "INFORMATION REGARDING FIRST UNION SHARES" in the Form S-4 is incorporated herein by this reference.

   (c), (d) The information contained in the sections entitled "INFORMATION REGARDING FIRST UNION SHARES" and "INFORMATION REGARDING FIRST UNION SHARES--Price and Dividend Information" in the Form S-4 is incorporated herein by this reference.

   (e) The information contained in the section entitled "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS--Registration Rights Agreement with Gotham Partners" in the Form S-4 is incorporated herein by this reference.


   (f) The information contained in the section entitled "INFORMATION REGARDING FIRST UNION SHARES--Share Repurchases" in the Form S-4 is incorporated herein by this reference. In addition, on December 12, 2000, 1,000,000 Company Common Shares were purchased for the account of Gotham International Advisors, L.L.C. at $2.38 per share. On November 30, 2001, 2,383,030 Company Common Shares were purchased for the account of Gotham Partners, L.P. and 48,634 Company Common Shares were purchased for the account of Gotham Partners III, L.P. at $2.44 per share, respectively. Further, on December 31, 2001, 2,431,664 Company Common Shares were purchased for the account of Gotham International Advisors, L.L.C. at $2.40 per share. Other than as disclosed in the aforementioned Schedules 13D, there have been no purchases within the past two years by any person who is a filer to this Schedule 13E-3.


Item 3.  Identity and Background of Filing Person

   Item 1003 of Regulation M-A.

   (a)-(b) The information contained in the sections entitled "THE PARTIES--First Union Real Estate Equity and Mortgage Investments," "THE
PARTIES--Gotham Golf Corp.," "THE PARTIES--Gotham Golf

Partners, L.P.," and "SPECIAL FACTORS--Interests of First Union Trustees, Officers and Related Parties in the Proposed Transaction" in the Form S-4 is incorporated herein by this reference.



   Each of Gotham Partners III, L.P., Gotham Holdings II, L.L.C. and Gotham International Advisors, L.L.C. (together with Gotham Partners, L.P., the, "Gotham FUR Investors") is an affiliate of Gotham Partners, L.P. and each is a private investment partnership or similar vehicle with investments in the Company. The Manager of Gotham Holdings II, L.L.C. is Gotham Holdings Management L.L.C. William A. Ackman and David P. Berkowitz are the managing members of Gotham Holdings Management L.L.C. In addition, William A. Ackman and David P. Berkowitz serve as senior managing members of Gotham International Advisors, L.L.C. Section H Partners, L.P. is the general partner of Gotham Partners, L.P., and Gotham Partners III, L.P. and Karenina Corporation and DPB Corp. are the general partners of Section H Partners, L.P. In addition, since January 1993, Mr. David P. Berkowitz has been employed as co-investment manager of the following investment funds: Gotham Partners, L.P., Gotham Partners III, L.P. and Gotham Partners International, Limited. Since May 1997, Mr. David P. Berkowitz has served as a member of the Executive Committee of Gotham Golf Partners, L.P. Further, from June 1998 through September 2000, Mr. David P. Berkowitz served as a member of the Company's Board of Trustees. Please see below regarding Mr. Ackman's current principal occupation and material occupation, positions, offices or employment held during the past five years. The principal office of the immediately foregoing persons and entities is located at: c/o Gotham Partners Management Co., L.P., 110 East 42nd Street, 19th Floor, New York, New York, 10017.


   The telephone number of the Company's principal offices is (212) 949-1373.


   In addition to Mr. Ackman, the following individuals serve on the Board of Trustees of the Company: Daniel J. Altobello, Altobello Family Partners, 6550 Rock Spring Drive, Suite 550, Bethesda, MD 20817; Bruce R. Berkowitz, Fairholme Capital Management, 51 JFK Parkway, Short Hills, NJ 07078; Jeffrey B. Citrin, Blackacre Capital Management LLC, 450 Park Avenue, 28th Floor, New York, NY 10022; and Talton R. Embry, Magten Asset Management Corp., 35 East 21st Street New York, NY 10010.



   The principal office of Florida Golf Properties, Inc. is c/o Gotham Golf Partners, L.P., 575 East Chocolate Avenue, Hershey, Pennsylvania, 17033. The telephone number of Gotham Golf Corp's, Sub's, Gotham Golf Partners, L.P.'s and Florida Golf Properties, Inc.'s principal offices is (717) 312-1355. The telephone number of the Gotham FUR Investors, Section H Partners, L.P., Karenina Corporation and DPB Corp. offices is (212) 286-0300.





   (c) (1) and (2) Mr. Daniel J. Altobello is chairman of Altobello Family Partners, an investment partnership, and has been a partner in Ariston Investment Partners, a consulting firm, since October 1995. Mr. Altobello was Chairman of the Board of ONEX Food Services, Inc., an airline catering company, from October 1995 to January 2000. See Item (a), above, for the address of Altobello Family Partners.



   Mr. Bruce R. Berkowitz has been Managing Member of Fairholme Capital Management L.L.C., a registered investment adviser, since June 1997 and President and Director of Fairholme Funds, Inc., a registered investment company under the Investment Company Act of 1940, since December 1999. Since December 2001, Mr. Berkowitz is also a Director and Deputy Chairman of Olympus Re Holdings, Ltd. and Olympus Reinsurance Company, Ltd., both of Bermuda. He also served as Managing Director of Smith Barney, Inc., a subsidiary of the Travelers Inc., a diversified financial services holding company, from 1995 to May 1997. See Item (a), above, for the address of Fairholme Capital Management.



   Mr. Jeffrey Citrin has been President of Blackacre Capital Management LLC, a private fund engaged in real estate investment, since 1994. See Item (a) above for the address of Blackacre Capital Management LLC.



   Mr. Talton R. Embry has been chairman of Magten Asset Management Corp., a private investment management company, since 1998, and was previously chief investment officer, since 1978. See Item (a), above, for the address of Magten Asset Management Corp.

   Mr. William A. Ackman, who serves as the Company's Chairman, is also the President, sole director and sole shareholder of Karenina Corporation. Mr. David P. Berkowitz, is the President, sole director and sole shareholder of DPB Corp.



   Gotham Golf Corp is a Delaware corporation wholly owned by Gotham Golf Partners, L.P., and thus may be deemed to be an affiliate of the Company by virtue of the fact that Gotham Golf Partners, L.P. is under the common control of Gotham Partners, L.P. or its controlled affiliates. The information contained in the sections entitled "GOTHAM GOLF CORP--Directors and Executive Officers" in the Form S-4 is incorporated herein by this reference.



   Set forth below are the (i) name, (ii) address, (iii) current principal occupation or employment, and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and (iv) material occupations, positions, offices or employment during the past five years, and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on, of each of the directors and executive officers of Gotham Golf Corp:



Name; Position with Gotham Golf Corp* Business Address; Business Phone Number Principal Occupation or Employment
------------------------------------- --------------------------------------- ----------------------------------
  William A. Ackman..................  Gotham Partners Management Co., L.P.    January 1993-current, co-
     Chairman of the Board             110 East 42nd Street, 18th Floor        investment manager of the
                                       New York, NY 10017                      following investment funds:
                                                                               Gotham Partners, L.P., Gotham
                                                                               Partners III, L.P. and Gotham
                                                                               Partners International, Limited.

                                       Gotham Golf Partners, L.P.              May 1997-current, member of
                                       575 East Chocolate Avenue               the Executive Committee of
                                       Hershey, PA 17033                       Gotham Golf Partners, L.P.,
                                       (717) 312-1355                          which is engaged in the
                                                                               acquisition, ownership and
                                                                               management of golf courses.

                                       First Union Real Estate Equity and      June 1998-current, Chairman of
                                       Mortgage Investments                    the Board of Trustees of the
                                       125 Park Avenue                         Company, which is engaged in
                                       New York, NY 10017                      the ownership and management
                                                                               of real-estate investments.

  R. Daniel Mays.....................  Gotham Golf Partners, L.P.              July 1996-current, Chief
     Chief Executive Officer           575 East Chocolate Avenue               Executive Officer and member
                                       Hershey, PA 17033                       of the Executive Committee of
                                       (717) 312-1355                          Gotham Golf Partners, L.P.,
                                                                               which is engaged in the
                                                                               acquisition, ownership and
                                                                               management of golf courses.

  John Caporaletti...................  Gotham Golf Partners, L.P.              January 2000-current, President
    President and Chief Operating      575 East Chocolate Avenue               and Chief Operating Officer of
     Officer                           Hershey, PA 17033                       Gotham Golf Partners, L.P.,
                                       (717) 312-1355                          which engaged in the
                                                                               acquisition, ownership and
                                                                               management of golf courses.

Name; Position with Gotham Golf Corp* Business Address; Business Phone Number Principal Occupation or Employment
------------------------------------- --------------------------------------- ----------------------------------

                                                                              August 1997-January 2000, Vice
                                                                              President of Gotham Golf
                                                                              Partners, L.P.

    Peter H. Frost...................     Gotham Golf Partners, L.P.          January 2002-current, Chief
       Chief Financial Officer            575 East Chocolate Avenue           Financial Officer of Gotham Golf
                                          Hershey, PA 17033                   Partners, L.P., which is engaged
                                          (717) 312-1355                      in the acquisition, ownership and
                                                                              management of golf courses.

                                          The Boyd's Collection, Ltd.         September 2000-January 2002,
                                          350 South Street                    Chief Financial Officer of The
                                          McSherrystown, PA 17344             Boyd's Collection, Ltd., a
                                                                              giftware designer and wholesaler.

                                          The Boyd's Collection, Ltd.         April 1999-August 2000, Vice
                                          350 South Street                    President, Finance, of The Boyd's
                                          McSherrystown, PA 17344             Collection, Ltd., a giftware
                                                                              designer and wholesaler.

                                          Enesco Corporation                  1992-March 1999, Corporate
                                          225 Windsor Drive                   Controller at Enesco Corporation,
                                          Itasca, IL 60143-1225               a giftware designer and
                                                                              wholesaler.

    William F. Leahy.................     Gotham Golf Partners, L.P.          October 2000-current, General
     Secretary, General Counsel           16850 Sudley Road                   Counsel of Gotham Golf Partners,
                                          Centreville, VA 20120               L.P., which is engaged in the
                                                                              acquisition, ownership and
                                                                              management of golf courses.

                                                                              January 2001-current, of
                                                                              Secretary Gotham Golf Partners,
                                                                              L.P.

                                          Hale and Dorr LLP                   1985-October 2000, Senior
                                          The Willard Office Building         Partner of Hale and Dorr LLP, a
                                          1455 Pennsylvania Avenue, N.W.      law firm.
                                          Washington, DC 20004

    Michael S. Armel.................     Gotham Golf Partners, L.P.          June 1998-current, Vice President
       Vice President                     575 East Chocolate Avenue           of Gotham Golf Partners, L.P.,
                                          Hershey, PA 17033                   which is engaged in the
                                          (717) 312-1355                      acquisition, ownership and
                                                                              management of golf courses.

                                          Fore Golf Services                  October 1996-June 1998,
                                          10688-C Crestwood Drive             Executive Vice President of Fore
                                          Manassas, VA 20109                  Golf Services, a golf course
                                                                              ownership and management
                                                                              company.

    Andrew C. Bonus..................     Gotham Golf Partners, L.P.          March 1998-current, Vice
       Vice President                     575 East Chocolate Avenue           President of Gotham Golf
                                          Hershey, PA 17033                   Partners, L.P., which is engaged
                                          (717) 312-1355                      the acquisition, ownership and
                                                                              management of golf courses.

Name; Position with Gotham Golf Corp* Business Address; Business Phone Number Principal Occupation or Employment
------------------------------------- --------------------------------------- ----------------------------------

                                        KSL Fairways                          December 1993-February 1998,
                                        9540 Center Street                    Regional Manager of KSL
                                        Suite 200                             Fairways, a golf course ownership
                                        Manassas, VA 20110                    and management company.

        Timothy L. Barefield.........   GiftCertificates.com                  December 2001-current, Chief
          Director Designee             2815 Eastlake Avenue East             Operating Officer of
                                        Suite 201                             GiftCertificates.com, an online
                                        Seattle, WA 98102                     incentives and gift certificates
                                        (206) 568-2500                        company; September 2001-
                                                                              December 2001, Executive Vice
                                                                              President of Operations of
                                                                              GiftCertificates.com; July 1999-
                                                                              September 2001, Vice President
                                                                              of Human Resources of
                                                                              GiftCertificates.com.

                                        Swissotel Management                  June 1999-February 2000, Vice-
                                        c/o Raffles International Holdings    President of Human Resources of
                                        2 Stamford Road                       Swissotel Management
                                        Raffles City Convention Centre        Corporation, a hotel management
                                        Singapore 178882                      company.

                                        Accor North America, Inc.             August 1997-June 1999, Vice-
                                        245 Park Avenue, 26th Floor           President of Human Resources of
                                        New York, NY 10167                    Accor North America, Inc., a
                                                                              hotel management company.

                                        Delray Farms, Inc.                    August 1995-August 1997,
                                        826 West Jackson, Suite 600           Director of Human Resources of
                                        Chicago, IL 60067                     Delray Farms, Inc., a retail food
                                                                              company.

        Dominic L. Chila.............   DLC Management Group Inc.             1978-current, President of DLC
          Director Designee             510 Walnut Street                     Management Group, Inc., which
                                        Suite 420                             is engaged in the management of
                                        Philadelphia, PA 19106                parking lots and garages.
                                        (215) 829-8200

                                        c/o DLC Management Group Inc.         1974-current, Senior Partner of
                                        510 Walnut Street                     Chila & Co., a certified public
                                        Suite 420                             accounting firm.
                                        Philadelphia, PA 19106
                                        (215) 829-8200

        Talton R. Embry..............   Magten Asset Management Corp.         1998-current, Chairman of
          Director Designee             35 East 21st Street                   Magten Investment Management
                                        New York, NY 10010                    Corp., a private investment
                                        (212) 529-6600                        management company; 1978-
                                                                              1998, chief investment officer of
                                                                              Magten Investment Management
                                                                              Corp.

        Harvey S. Klein..............   JA-VA Inc.                            1975-current, President and Chief
          Director Designee             300B Laird Street                     Executive Officer of JA-VA Inc.,
                                        Wilkes-Barre, PA 18702                a real estate leasing and
                                        (570) 823-1466                        development company.

Name; Position with Gotham Golf Corp* Business Address; Business Phone Number Principal Occupation or Employment
------------------------------------- --------------------------------------- ----------------------------------

        Anthony E. Meyer.............   Meyer and Co. LLC                     2000-current, Chairman of Meyer
          Director Designee             551 Fifth Avenue                      and Co., a diversified merchant
                                        Suite 3100                            banking firm.
                                        New York, NY 10176
                                        (212) 389-6521

                                        Lazard Freres & Co.                   1994-1999, Managing Director in
                                        30 Rockefeller Plaza                  the real estate division of Lazard
                                        New York, NY 10020                    Freres & Co., an investment
                                                                              banking firm.

        Allen J. Model...............   Overseas Strategic Consulting, Ltd.   1993-current, Managing Partner
          Director Designee             1500 Walnut Street                    of Overseas Strategic Consulting,
                                        Suite 1300                            Ltd., an international consulting
                                        Philadelphia, PA 19102                firm.

--------

* An indicated position with Gotham Golf Corp is the position the individual will assume upon completion of the proposed transaction.



   Florida Golf Properties, Inc. is a Florida corporation that is the general partner of Gotham Golf Partners, L.P. and, consequently, information relating to it is required to be reported on this Schedule 13E-3. Florida Golf Properties, Inc. is owned and controlled by R. Daniel Mays and Stephen J. Garchik. The principal address of Florida Golf Properties, Inc. is 575 East Chocolate Avenue, Hershey, Pennsylvania, 17033. Set forth below are the (i) name, (ii) address, (iii) current principal occupation or employment, and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and (iv) material occupations, positions, offices or employment during the past five years, and the name, principal business and address of any corporation or other organization in which the occupation, position, office or employment was carried on, of each of the directors and executive officers of Florida Golf Properties, Inc.:



Name; Position with
Florida Golf Properties, Inc.     Business Address; Business Phone Number Principal Occupation or Employment
-----------------------------     --------------------------------------- -----------------------------------
R. Daniel Mays...................     Florida Golf Properties, Inc.       July 1996-current, Chief
   Chief Executive Officer and        c/o Gotham Golf Partners, L.P.      Executive Officer and member of
   Director                           575 East Chocolate Avenue,          the Executive Committee of
                                      Hershey, PA 17033                   Gotham Golf Partners, L.P.,
                                      (717) 312-1355                      which is engaged in the
                                                                          acquisition, ownership and
                                                                          management of golf courses.

Stephen J. Garchik...............     Gotham Golf Partners, L.P.          May 1997-current, Executive
   Senior Vice President,             575 East Chocolate Avenue,          Committee Member, Gotham Golf
   Treasurer and Director             Hershey, PA 17033                   Partners, L.P., which is engaged in
                                      (717) 312-1355                      the acquisition, ownership and
                                                                          management of golf courses. Mr.
                                                                          Garchik was Chief Executive
                                                                          Officer from May 1997 to
                                                                          February 2002 and has been
                                                                          Senior Vice President and
                                                                          Treasurer since January 2000.

                                      SJM Partners, Inc.                  January 1997-current, President of
                                      9001 Congressional Court            SJM Partners, which provides real
                                      Potomac, MD 20854                   estate consulting services and is
                                      (301) 299-8616                      involved in real estate
                                                                          development projects.

Name; Position with
Florida Golf Properties, Inc.       Business Address; Business Phone Number Principal Occupation or Employment
-----------------------------       --------------------------------------- ----------------------------------

                                      The Evans Company                     1987-current, President of The
                                      1930 Isaac Newton Square W.           Evans Company, which is
                                      Reston, VA 20190                      involved in real estate
                                      (703) 467-8222                        development projects.

                                      New River Valley Radio Partners       January 1997-current, Managing
                                      and Bay Media Radio Partners LLC      Member of New River Valley
                                      1930 Isaac Newton Square W.           Radio Partners, which owns and
                                      Reston, VA 20190                      manages a radio station. Mr.
                                      (703) 467-8222                        Garchik was also Managing
                                                                            Member of Bay Media Radio
                                                                            Partners LLC, which owns and
                                                                            manages a radio station and a
                                                                            cable television business.

                                      East Coast Storage LLC                September 1998-current,
                                      1930 Isaac Newton Square W.           Managing Member, East Coast
                                      Reston, VA 20190                      Storage LLC, which develops,
                                      (703) 467-8222                        owns and operates self-storage
                                                                            facilities.

                                      Gotham Partners, L.P.                 July 1999-current, Consultant to
                                      110 East 42nd Street, 18th Floor      Gotham Partners, L.P. regarding
                                      New York, NY 10017                    certain investments.

                                      First Union Real Estate Equity and    June 1998-December 2000, member
                                      Mortgage Investments                  of the Board of Trustees of the
                                      125 Park Avenue                       company, which is engaged in the
                                      New York, NY 10017                    ownership and management of
                                      (212) 949-1373                        real estate investments.

John Caporaletti...................   Florida Golf Properties, Inc.         January 2001-current, President
   President and Chief Operating      c/o Gotham Golf Partners, L.P.        and Chief Operating Officer of
   Officer                            575 East Chocolate Avenue,            Gotham Golf Partners, L.P.,
                                      Hershey, PA 17033                     which is engaged in the
                                      (717) 312-1355                        acquisition, ownership and
                                                                            management of golf courses;
                                                                            August 1997-January 2000, Vice
                                                                            President of Gotham Golf
                                                                            Partners, L.P.

William F. Leahy...................   Florida Golf Properties, Inc.         October 2000-current, General
   Secretary                          c/o Gotham Golf Partners, L.P.        Counsel of Gotham Golf Partners,
                                      16850 Sudley Road                     L.P., which is engaged in the
                                      Centreville, VA 20120                 acquisition, ownership and
                                      (703) 520-4216                        management of golf courses.
                                                                            January 2001-current, Secretary of
                                                                            Gotham Golf Partners, L.P.

                                      Hale and Dorr LLP                     1985-October 2000, Senior
                                      The Willard Office Building           Partner of Hale and Dorr LLP, a
                                      1455 Pennsylvania Avenue, N.W.        law firm.
                                      Washington, DC 20004

Name; Position with
Florida Golf Properties, Inc. Business Address; Business Phone Number Principal Occupation or Employment
----------------------------- --------------------------------------- -----------------------------------

      Michael S. Armel.......     Florida Golf Properties, Inc.       June 1998-current, Vice President
       Vice President             c/o Gotham Golf Partners, L.P.      of Gotham Golf Partners, L.P.,
                                  575 East Chocolate Avenue,          which is engaged in the
                                  Hershey, PA 17033                   acquisition, ownership and
                                  (717) 312-1355                      management of golf courses.

                                  Fore Golf Services                  October 1996-June 1998,
                                  10688-C Crestwood Drive             Executive Vice President of Fore
                                  Manassas, VA 20109                  Golf Services, a golf course
                                                                      ownership and management
                                                                      company.

      Andrew C. Bonus........     Florida Golf Properties, Inc.       March 1998-current, Vice
       Vice President             c/o Gotham Golf Partners, L.P.      President of Gotham Golf
                                  575 East Chocolate Avenue,          Partners, L.P., which is engaged in
                                  Hershey, PA 17033                   the acquisition, ownership and
                                  (717) 312-1355                      management of golf courses.

                                  KSL Fairways                        December 1993-February 1998,
                                  9540 Center Street                  Regional Manager of KSL
                                  Suite 200                           Fairways, a golf course ownership
                                  Manassas, VA 20110                  and management company.


   (c) (3)-(5) None of the persons described in this paragraph (c) was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors). None of the persons described in this paragraph (c) was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. With the exception of Peter Frost, who is a citizen of the United Kingdom, each of the persons described in this paragraph
(c) is a citizen of the United States of America.

Item 4.  Terms of the Transaction

   Item 1004 of Regulation M-A.


   (a) The information contained in the sections entitled "SUMMARY--The Proposed Transaction," "SPECIAL FACTORS," "COMPARISON OF SHAREHOLDER RIGHTS," and "THE SPECIAL MEETING--Vote Required for the Proposed Transaction" in the Form S-4 is incorporated herein by this reference.



   (c) The terms of the Merger treat the holders of the Common Shares differently from the holders of the Company's Series A Cumulative Convertible Redeemable Preferred Shares of Beneficial Interest, Liquidation Value $25.00 per share, and holders of the Company's 8.875% Senior Notes, due September 15, 2003 (such notes the "Senior Notes"). Information contained in the sections entitled "SPECIAL FACTORS" and "THE MERGER AGREEMENT" in the Form S-4 is incorporated herein by this reference.



   (d) The information contained in the section entitled "SPECIAL FACTORS--No Dissenters' Rights Or Appraisal Rights" in the Form S-4 is incorporated herein by this reference.


   (e) None.


   (f) The information contained in the section entitled "THE MERGER AGREEMENT--Market Listing" in the Form S-4 is incorporated herein by this reference. In addition, Gotham Golf Corp is currently in discussions with national securities exchanges regarding the feasibility of listing all of its securities, other than the Senior Notes which it will assume pursuant to the Merger Agreement, on a national securities exchange or authorized to be traded on an automated quotation system operation by a national securities association.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements

   Item 1005 of Regulation M-A.


   (a) None.



   (b) The information contained in the section entitled "THE VOTING AGREEMENT" in the Form S-4 is incorporated herein by this reference.



   (c) The information contained in the section entitled "THE VOTING AGREEMENT" in the Form S-4 is incorporated herein by this reference.


   (e) The information contained in the sections entitled "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS--Registration Rights Agreement With Gotham Partners" and "THE VOTING AGREEMENT" in the Form S-4 is incorporated herein by this reference.

Item 6.  Purposes of the Transaction and Plans or Proposals

   Item 1006 of Regulation M-A.


   (b) The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT SPECIAL FACTORS," "THE MERGER AGREEMENT--Structure and Effective Time," "THE MERGER AGREEMENT--Merger Consideration," and "THE MERGER AGREEMENT--Effect of Proposed Transaction on Other Securities of First Union" in the Form S-4 is incorporated herein by this reference.



   (c) (1)-(8) The information contained in the sections entitled "SPECIAL FACTORS," "THE MERGER AGREEMENT" and "GOTHAM GOLF CORP" in the Form S-4 is incorporated herein by this reference.


Item 7.  Purposes, Alternatives, Reasons and Effects

   Item 1013 of Regulation M-A.


   (a) The information contained in the sections entitled "SPECIAL FACTORS--Background," "SPECIAL FACTORS--Consideration of the Proposed Terms," "SPECIAL FACTORS--Recommendation of the Special Committee," "SPECIAL FACTORS--Recommendation of the First Union Board of Trustees," "SPECIAL
FACTORS--Fairness of the Proposed Transaction" and "SPECIAL FACTORS--Gotham Parties' Reasons for the Proposed Transaction and Determination of Fairness" in the Form S-4 is incorporated herein by this reference.



   (b) and (c) The information contained in the section entitled "SPECIAL FACTORS--Background" in the Form S-4 is incorporated herein by this reference.



   (d) The information contained in the sections entitled "SPECIAL FACTORS--Background," "SPECIAL FACTORS--Material Federal Income Tax Consequences to U.S. Holders," "SPECIAL FACTORS--Material Federal Income Tax Consequences to Non-U.S. Holders," "SPECIAL FACTORS--Tax Considerations Relating to the Notes," and "UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS FOR Gotham Golf Corp" and "THE MERGER AGREEMENT" in the Form S-4 is incorporated herein by this reference.

Item 8.  Fairness of the Transaction

   Item 1014 of Regulation M-A.


   (a) The information contained in the sections entitled "SPECIAL FACTORS--Background," "SPECIAL FACTORS--Recommendation of the Special Committee," "SPECIAL FACTORS--Fairness of the Proposed Transaction," "SPECIAL FACTORS--Recommendation of First Union's Board of Trustees" and "SPECIAL
FACTORS--Gotham Parties' Reasons for the Proposed Transaction and Determination of Fairness" in the Form S-4 is incorporated herein by this reference.



   (b) The information contained in the sections entitled "SPECIAL FACTORS--Fairness of the Proposed Transaction" and "SPECIAL FACTORS--The Gotham Parties' Reasons for the Proposed Transaction and Determination of Fairness" in the Form S-4 is incorporated herein by this reference.



   (c) The information contained in the section entitled "THE SPECIAL MEETING-Vote Required for Approval of the Proposed Transaction" in the Form S-4 is incorporated herein by this reference.



   (d) The information contained in the section entitled "SPECIAL
FACTORS--Background" in the Form S-4 is incorporated herein by this reference.



   (e) The information contained in the section entitled "SPECIAL
FACTORS--Recommendation of First Union's Board of Trustees" in the Form S-4 is incorporated herein by this reference.



   (f) On June 28, 2002, 3,500 Company Common Shares were sold for the account of Mr. Embry at $2.21 per share. On June 30, 2002, 2,543,040 Company Common Shares were distributed in kind to clients of Magten Asset Management Corp. ("Magten"), an investment advisory firm controlled by Mr. Embry. Prior to the distribution, Magten had held the shares for its clients and, with Mr. Embry, had been deemed to beneficially own the shares.


Item 9.  Reports, Opinions, Appraisals and Negotiations

   Item 1015 of Regulation M-A.


   (a)-(c) The information contained in the sections entitled "SPECIAL FACTORS--Background" and "SPECIAL FACTORS--Opinion of the Special Committee's Financial Advisors" in the Form S-4 is incorporated herein by this reference. No filing party to this Schedule 13E-3 other than First Union and Mr. Embry, in his capacity as a First Union board member, has received any reports, opinions or appraisals from an outside party that are materially related to the proposed transaction.


Item 10.  Source and Amount of Funds or Other Consideration

   Item 1007 of Regulation M-A.


   (a)-(d) The information contained in the section entitled "FINANCING; SOURCE AND AMOUNT OF FUNDS" in the Form S-4 is incorporated herein by this reference. If the holders of Company Common Shares elect to receive cash consideration, and there are no reductions in the merger consideration paid as part of the Merger (including, without limitations, those deductions described in the section entitled "THE MERGER AGREEMENT" in the Form S-4, which is incorporated herein by this reference), the total amount of funds paid to holders of Company Common Shares is expected to be approximately $81.8 million. If the holders of Company Common Shares elect to receive securities rather than cash consideration, they can receive debt securities with a total face amount of $20 million and common stock of approximately $41.8 million, and the balance of their consideration, if any, in cash. There are no conditional financing arrangements or alternative financing arrangements for the proposed transaction. The currently estimated fees and expenses for the proposed transaction are as follows: (1) filing fees--$12,988; (2) legal fees--$5.8 million; (3) financial advisory fees--$1.7 million; (4) accounting fees--$1.7 million; (5) solicitation expenses--$70,000; (6) printing costs--$235,000; (7) appraiser's fees--$20,000 and (8) administrative expenses--$250,000. In addition, the information contained in the section entitled "THE MERGER AGREEMENT--Expense and Fee Reimbursement" in the Form S-4 is incorporated herein by this reference.

Item 11.  Interest in Securities of the Subject Company

   Item 1008 of Regulation M-A.


   (a) The information contained in the section entitled "SECURITY OWNERSHIP OF TRUSTEES AND OFFICERS, CERTAIN BENEFICIAL OWNERS, CONTROLLING PERSONS AND EXECUTIVE OFFICERS AND DIRECTORS OF PERSONS ULTIMATELY IN CONTROL OF COMPANY" in the Form S-4 is incorporated herein by this reference. In addition, with respect to the filing parties of this Schedule 13E-3 other than First Union, Gotham Golf Corp, Gotham Golf Partners, Florida Golf Properties, Inc. and Mr. Embry, the information set forth in the Schedule 13D filings by such parties, as amended, is incorporated herein by this reference. The most recent Schedule 13D filing by such persons was filed on May 16, 2002 as Amendment No. 45. The information set forth in the Schedule 13D filings of Mr. Embry is incorporated herein by this reference. The most recent Schedule 13D filing by Mr. Embry was filed on July 12, 2002 as Amendment No. 3. In addition, the following director designees of Gotham Golf Corp own or may be deemed to own First Union common shares in the amounts indicated below:




                                                  Number of  Percent of
         Name                                      Shares      Class
         ----                                     ---------  ----------
         Timothy L. Barefield....................   1,050(1)     *
         Anthony E. Meyer........................  35,000        *

--------

*Less than one percent.


(1) Consists of 600 shares beneficially owned by Michael Barefield, Mr. Barefield's son, and 450 shares beneficially owned by Stephanie Barefield, Mr. Barefield's daughter.


   (b) None.

Item 12.  The Solicitation or Recommendation

   Item 1012 of Regulation M-A.

   (d) The information contained in the section entitled "THE VOTING AGREEMENT" in the Form S-4 is incorporated herein by this reference.


   (e) The information contained in the section entitled "SPECIAL
FACTORS--Recommendation of First Union's Board of Trustees" in the Form S-4 is incorporated herein by this reference.



Item 13.  Financial Statements

   Item 1010 of Regulation M-A.

   (a) and (b) The information contained in the section entitled "FINANCIAL STATEMENTS" in the Form S-4 is incorporated herein by this reference.

Item 14.  Persons/Assets, Retained, Employed, Compensated or Used

   Item 1009 of Regulation M-A.


   (a) The information contained in the section entitled "THE SPECIAL MEETING--Solicitation of Proxies" in the Form S-4 is incorporated herein by this reference. Gotham Golf Corp has retained Mercury Partners LLC and its affiliates ("Mercury Partners") to act as its financial advisor in connection with the proposed transaction between First Union and Gotham Golf Corp. The engagement letter between Gotham Golf Corp and Mercury Partners (the "Engagement Letter") provides that Gotham Golf Corp will compensate Mercury Partners as follows: (a) a retainer fee of $50,000 and, upon the execution of the agreement in the Engagement Letter, an additional $100,000; (b) a financial advisory fee at the closing of the subscription rights offering equal to 2% of the aggregate subscription price for the subscription rights exercised or Gotham Golf Corp common shares purchased for between $0 and $5 million, plus 0.5% of the aggregate subscription price for the subscription rights exercised or Gotham Golf Corp common shares purchased for between $5 and $30 million, plus 0.75% of the aggregate subscription price for the subscription rights exercised or Gotham Golf Corp shares purchased for in excess of $30 million; and (c) a financial advisory fee equal to 0.5% of any equity, preferred, mezzanine or convertible or participating investment or joint venture capital for Gotham Golf Corp when such investment is funded (provided that the investment is funded on or prior to 12 months from and after the date of the Engagement Letter and that during such 12 month period, any such investment is funded by or on behalf of a person or persons solicited by Mercury Partners for any such investment in connection with this agreement). The Engagement Letter provides that Gotham Golf Corp will reimburse Mercury Partners for reasonable out-of-pocket expenses, and that Gotham Golf Corp will indemnify Mercury Partners and certain related persons against certain liabilities arising out of its engagement.


   (b) None.

Item 15.  Additional Information

   Item 1011 of Regulation M-A.

   (b) The information contained in the Form S-4 is incorporated herein by this reference.

Item 16.  Exhibits


   (a) (2) (A) Proxy Statement-Prospectus of the Company and Gotham Golf Corp. Incorporated by reference to the separate filing on Form S-4 made concurrently herewith.



   (a) (2) (B) Joint Press Release of the Company and Gotham Partners, L.P., dated February 14, 2002. Incorporated by reference to the Company's filing on Form 8-K filed February 14, 2002.



   (a) (2) (C) Form of Proxy. Incorporated by reference to the separate filing on Form S-4 made concurrently herewith.


   (b) Not applicable.


   (c) (1) Fairness Opinion of Duff & Phelps LLC. Incorporated by reference to the separate filing on Form S-4 made concurrently herewith.


   (c) (2) Duff & Phelps LLC's Fairness Analysis to the Special Committee of the Board of Trustees of First Union Real Estate Equity and Mortgage Investments, the Trustee of the FUMI Share Trust and the Board of Directors of First Union Management, Inc., dated as of February 12, 2002.

   (c) (3) Duff & Phelps LLC's Liquidation Analysis to the Board of Trustees of First Union Real Estate Equity and Mortgage Investments, dated as of January 28, 2002.


   (c) (4) Duff & Phelps LLC's Liquidation Analysis to the Board of Trustees of First Union Real Estate Equity and Mortgage Investments, dated as of January 18, 2002.

   (c) (5) U.S. Bancorp Libra's Updated Summary of the Preliminary Estimated Range of Orderly Liquidation Values to the Special Committee of the Board of Trustees of First Union Real Estate Equity and Mortgage Investments, dated as of June 30, 2001 and presented to the Special Committee on August 29, 2001.



   (c) (6) Duff & Phelps LLC's Draft Valuation Analysis of Gotham Golf Corp., dated August 22, 2001.



   (c) (7) Duff & Phelps LLC's Draft Valuation Analysis of Gotham Golf Corp., dated August 21, 2001.



   (c) (8) U.S. Bancorp Libra's Summary of Certain Extraordinary Transactions to the Special Committee of the Board of Trustees of First Union Real Estate Equity and Mortgage Investments, dated as of August 13, 2001.



   (c) (9) U.S. Bancorp Libra's Summary of the Preliminary Estimated Range of Orderly Liquidation Values to the Special Committee of the Board of Trustees of First Union Real Estate Equity and Mortgage Investments, dated as of March 31, 2001 and delivered to the Special Committee on June 9, 2001.



   (c) (10) Cushman & Wakefield of Texas, Inc.'s Complete Appraisal of Real Property, Park Plaza Mall, dated May 10, 2001.*



   (c) (11) Memorandum by U.S. Bancorp Libra to Daniel Altobello, dated April 17, 2001.


   (d) Voting Agreement, dated February 13, 2002. Incorporated by reference to the separate filing on Form S-4 made concurrently herewith.

   (f) None.

   (g) None.


    * Certain text from this exhibit has been redacted pursuant to an application for confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended. A complete version of this exhibit has been filed separately with the Securities and Exchange Commission.

                                  SIGNATURES

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 26, 2002



                                 FIRST UNION REAL ESTATE EQUITY
                                 AND MORTGAGE INVESTMENTS

                                 BY:     /S/  DANIEL J. ALTOBELLO
                                     ----------------------------------
                                            Daniel J. Altobello
                                                  Trustee

                                 GOTHAM GOLF CORP.

                                 By:       /S/  WILLIAM F. LEAHY
                                     ----------------------------------
                                             William F. Leahy
                                                 President

                                 GGC MERGER SUB, INC.

                                 By:      /S/  WILLIAM F. LEAHY
                                     ----------------------------------
                                             William F. Leahy
                                                 President

                                 FLORIDA GOLF PROPERTIES, INC.

                                 By:      /S/  JOHN CAPORALETTI
                                     ----------------------------------
                                             John Caporaletti
                                                 President

                                 GOTHAM PARTNERS, L.P.

                                 By:
                                              Section H Partners, L.P.,
                                              its general partner

                                 By:          Karenina Corporation,
                                              a general partner of
                                              Section H Partners,
                                              L.P.

                                 By:      /S/  WILLIAM A. ACKMAN
                                     ----------------------------------
                                             William A. Ackman
                                                 President

                              GOTHAM PARTNERS III, L.P.

                              By:
                                            Section H Partners, L.P.,
                                            its general partner

                              By:
                                            Karenina Corporation,
                                            a general partner of
                                            Section H Partners,
                                            L.P.

                              By:       /S/  WILLIAM A. ACKMAN
                                  -----------------------------------
                                           William A. Ackman
                                               President

                              SECTION H PARTNERS, L.P.

                              By:
                                            Karenina Corporation,
                                            a general partner of
                                            Section H Partners,
                                            L.P.

                              By:       /S/  WILLIAM A. ACKMAN
                                  -----------------------------------
                                           William A. Ackman
                                               President

                              KARENINA CORPORATION

                              By:       /S/  WILLIAM A. ACKMAN
                                  -----------------------------------
                                           William A. Ackman
                                               President

                              DPB CORP.

                              By:       /S/  DAVID P. BERKOWITZ
                                  -----------------------------------
                                          David P. Berkowitz
                                               President

                              GOTHAM HOLDINGS II, L.L.C.

                              By:
                                            Gotham Holdings Management
                                            LLC, the Manager

                              By:       /S/  WILLIAM A. ACKMAN
                                  -----------------------------------
                                           William A. Ackman
                                        Senior Managing Member

                                              GOTHAM INTERNATIONAL ADVISORS,
                                              L.L.C.

                                              By:    /S/  WILLIAM A. ACKMAN
                                                  -----------------------------
                                                        William A. Ackman
                                                     Senior Managing Member



                                              By:    /S/  WILLIAM A. ACKMAN
                                                  -----------------------------
                                                        William A. Ackman

                                              By:     /S/  TALTON R. EMBRY
                                                  -----------------------------
                                                         Talton R. Embry

                                 EXHIBIT INDEX


Exhibit No.                                            Description
-----------                                            -----------

(a)(2)(A)   Proxy Statement-Prospectus of the Company and Gotham Golf Corp. Incorporated by reference to the separate filing on Form S-4 made concurrently herewith.

(a)(2)(B)   Joint Press Release of the Company and Gotham Partners, L.P., dated February 14, 2002.
              Incorporated by reference to the Company's filing on Form 8-K filed February 14, 2002.

(a)(2)(C)   Form of Proxy Incorporated by reference to the separate filing on Form S-4 made concurrently herewith.

(c)(1)      Fairness Opinion of Duff & Phelps LLC. Incorporated by reference to the separate filing on
              Form S-4 made concurrently herewith.

(c)(2)      Duff & Phelps LLC's Fairness Analysis to the Special Committee of the Board of Trustees of First
              Union Real Estate Equity and Mortgage Investments, the Trustee of the FUMI Share Trust and the
              Board of Directors of First Union Management, Inc., dated as of February 12, 2002.

(c)(3)      Duff & Phelps LLC's Liquidation Analysis to the Board of Trustees of First Union Real Estate
              Equity and Mortgage Investments, dated January 28, 2002.

(c)(4)      Duff & Phelps LLC's Liquidation Analysis to the Board of Trustees of First Union Real Estate
              Equity and Mortgage Investments, dated as of January 18, 2002.

(c)(5)      U.S. Bancorp Libra's Updated Summary of the Preliminary Estimated Range of Orderly Liquidation
              Values to the Special Committee of the Board of Trustees of First Union Real Estate Equity and
              Mortgage Investments, dated as of June 30, 2001, and presented to the Special Committee on
              August 29, 2001.

(c)(6)      Duff & Phelps LLC's Draft Valuation Analysis of Gotham Golf Corp., dated August 22, 2001.

(c)(7)      Duff & Phelps LLC's Draft Valuation Analysis of Gotham Golf Corp., dated August 21, 2001.

(c)(8)      U.S. Bancorp Libra's Summary of Certain Extraordinary Transactions to the Special Committee of
              the Board of Trustees of First Union Real Estate Equity and Mortgage Investments, dated as of
              August 13, 2001.

(c)(9)      U.S. Bancorp Libra's Updated Summary of the Preliminary Estimated Range of Orderly Liquidation
              Values to the Special Committee of the Board of Trustees of First Union Real Estate Equity and
              Mortgage Investments, dated as of March 31, 2001 and delivered to the Special Committee on
              June 9, 2001.

(c)(10)     Cushman & Wakefield of Texas, Inc.'s Complete Appraisal of Real Property, Park Plaza Mall, dated
              May 10, 2001.

(c)(11)     Memorandum by U.S. Bancorp Libra to Daniel Altobello, dated April 17, 2001.

(d)         Voting Agreement, dated February 13, 2002. Incorporated herein by reference to the separate filing on Form S-4 made concurrently herewith.